Catalyst Funds
630 Fitzwatertown Rd.

Building A, 2nd Floor

Willow Grove, PA 19090

January 29, 2009

Public Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Request for Withdrawal of Catalyst Funds Registration Statement on Form N-14

1933 Act File No. 333-156951

CIK No. 0001355064

Accession No. 0001162044-09-000029

Dear Sir or Madam:

Catalyst Funds (the "Registrant") has determined that the registration statement filed on its behalf on Form N-14 on January 26, 2009 (accession number 0001162044-09-000029) (the "N-14 Registration Statement") was made in error.  The N-14 Registration Statement inadvertently contained an incorrect series identifier and class identifier that were, themselves, created in error.  Additionally, the Registrant also notes that no securities have been sold pursuant to the N-14 Registration Statement.  Therefore, it is in the best interests of the Registrant and the public that the filing be withdrawn.  Pursuant to Rule 477(a) and (c) and Rule 478 under the Securities Act of 1933, the Registrant hereby requests that the N-14 Registration Statement be withdrawn.

It is our understanding that this application for withdrawal of the N-14 Registration Statement will be deemed granted as of the date that it is filed with the Commission unless Catalyst Funds receives notice from the Commission that this application will not be granted.

Please direct any questions concerning this letter to JoAnn Strasser, of Thompson Hine LLP, counsel to the Trust at (513) 352-6725.

Very truly yours,

/s/ David Ganley

David Ganley

Treasurer, Catalyst Funds

Cc: Bric Barrientos, Securities and Exchange Commission